MYTRAVEL

RECEIVED

2006 JUN 12 P 12:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MyTravel UK
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire OL11 1SA

06014267

SUPPL

7 June 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 6th of June 2006, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

dlw 6/12

PROCESSED

JUN 12 2006

THOMSON
FINANCIAL

J:Grpsec-15-07-0801-001-SEC-3-060607

BARCLAYS

Barclays Compliance
1 Churchill Place
London
E14 5HP

Tel 020 7116 2913
Fax 020 7116 7665

31 May 2006

The Company Secretary
Mytravel Group PLC
Parkway One
Parkway Business Centre
300 Princes Road
Manchester
M14 7QU

Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 30 May 2006 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 5.51%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 458,501,058 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.

Yours faithfully

Geoff Smith

Enc.

LEGAL ENTITY REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 30 May 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 25,251,858 ORD GBP0.30 representing 5.51 % of the issued share capital of 458,501,058 units.

Legal Entity		Holding	Percentage Held
Barclays Life Assurance Co Ltd		520,337	.1135
Barclays Global Investors Ltd		4,867,589	1.0616
Barclays Capital Securities Ltd		4,436,197	.9675
Gerrard Ltd		100,245	.0219
Barclays Bank PLC		14,922,763	3.2547
Barclays Capital Inc		347,136	.0757
Barclays Global Investors, N.A.		57,591	.0126
	Group Holding	**25,251,858**	**5.5075**

REGISTERED HOLDERS REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 30 May 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 25,251,858 ORD GBP0.30 representing 5.51 % of the issued share capital of 458,501,058 units.

Registered Holder	Account Designation		Holding
BARCLAYS CAPITAL NOMINEES LIMITED			347,136
BARCLAYS CAPITAL NOMINEES LIMITED			4,410,216
BARCLAYS CAPITAL NOMINEES LIMITED			25,981
BARCLAYS CAPITAL NOMINEES LIMITED			11,216,763
BARCLAYS CAPITAL NOMINEES LIMITED			3,706,000
BOISS NOMINEES LTD	4224361		274,279
CHASE NOMINEES LTD	16376		229,228
CHASE NOMINEES LTD	28270		149,830
INVESTORS BANK AND TRUST CO.			8,591
JP MORGAN (BGI CUSTODY)	16331		117,203
JP MORGAN (BGI CUSTODY)	16341		253,304
JP MORGAN (BGI CUSTODY)	16400		4,004,933
JP MORGAN (BGI CUSTODY)	18409		359,149
R C Greig Nominees Limited			77,414
R C Greig Nominees Limited a/c AK1			324
R C Greig Nominees Limited GP1			4,925
R C Greig Nominees Limited SA1			17,582
STATE STREET BANK AND TRUST CO			49,000
		Total	**25,251,858**

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC through Barclays Capital Securities Ltd, Barclays Global Investors Ltd, Gerrard Ltd, Barclays Global Investors, N.A., Barclays Bank PLC, Barclays Capital Inc and Barclays Life Assurance Co Ltd

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Capital Nominees Limited	19,706,096
Boiss Nominees Limited (a/c 4224361)	274,279
Chase Nominees Limited (a/c 16376)	229,228
Chase Nominees Limited (a/c 28270)	149,830
Investors Bank and Trust Co	8,591
JP Morgan (BGI Custody) (a/c 16331)	117,203
JP Morgan (BGI Custody) (a/c 16341)	253,304
JP Morgan (BGI Custody) (a/c 16400)	4,004,933
JP Morgan (BGI Custody) (a/c 18409)	359,149
R C Greig Nominees Limited	77,414
R C Greig Nominees Limited a/c AK1)	324
R C Greig Nominees Limited (a/c GP1)	4,925
R C Greig Nominees Limited (a/c SA1	17,582
State Street Bank and Trust Co	49,000
Total	**25,251,858**

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

6 June 2006

12. Total holding following this notification

25,251,858 30p ordinary shares

13. Total percentage holding of issued class following this notification

5.51% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Greg McMahon - +44 1706 74 6140

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon, Group Company Secretary

Date of notification

6 June 2006